UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Change in Chief Executive Officer

On January 9, 2018, Gazit-Globe Ltd. (“Gazit” or the “Company”) issued a press release and reported to the Israel Securities Authority (the “ISA”) and Tel Aviv Stock Exchange (the “TASE”) that Mr. Dori J. Segal will be stepping down from his roles as Gazit’s Chief Executive Officer and Vice Chairman of the Board of Directors, effective as of January 31, 2018. Mr. Chaim Katzman, currently the Chairman of the Board of Directors of Gazit, will replace Mr. Segal as Gazit’s Chief Executive Officer. Mr. Katzman will also move from Chairman to Vice Chairman of the Board of Gazit when replacing Mr. Segal as Gazit’s Chief Executive Officer.

A copy of the press release issued by the Company publicizing the foregoing announcement is appended to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

Anticipated 2018 Dividend Amounts

On January 9, 2018, Gazit reported to the ISA and TASE that Gazit’s board of directors has approved the Company’s expected dividend distribution amounts for 2018, in keeping with Gazit’s long-standing dividend policy adopted by its board of directors in 1998.

Pursuant to that board decision, Gazit anticipates distributing quarterly dividends in 2018 in amounts of 0.38 New Israeli Shekels (“NIS”) per outstanding ordinary share, yielding an aggregate annual dividend of NIS 1.52 per outstanding ordinary share for 2018 (compared to an aggregate annual dividend amount of NIS 1.40 per outstanding ordinary share for 2017).

The foregoing dividend amounts are subject to the Company’s cash flow and results of operations, and the Company’s having sufficient profits available for distribution at the applicable times during 2018. The dividend amounts are furthermore subject to any future decisions that the Company may make, including establishing alternate profit goals for 2018 or a change in, or the cancellation of, the Company’s dividend policy.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: January 9, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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Exhibit Index

Exhibit No.	Description
99.1	Press release issued by Gazit-Globe Ltd. on January 9, 2018 announcing that Dori J. Segal will be stepping down as its Chief Executive Officer and will be succeeded by Chaim Katzman in that role, effective in each case as of January 31, 2018.

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